Earnings Release
ELBIT SYSTEMS REPORTS
THIRD QUARTER 2021 RESULTS

Backlog of orders at $13.6 billion; Revenues of $1.36 billion; Non-GAAP net income of $103 million; GAAP net income of $92 million;
Non-GAAP net EPS of $2.33; GAAP net EPS of $2.08

Haifa, Israel, November 23, 2021 – Elbit Systems Ltd. (the "Company") (NASDAQ and TASE: ESLT), the international high technology company, reported today its consolidated results for the quarter ended September 30, 2021.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive view of the Company's business results and trends. For a description of the Company's non-GAAP definitions see page 4 below, "Non-GAAP financial data". Unless otherwise stated, all financial data presented is US-GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “We are pleased with our third quarter results that demonstrated the successful execution of our strategy to build a diverse global footprint, which contributed to the 20% revenue growth, as well as successful implementation of efficiency measures that supported an improved operational performance. The third quarter results and sustained demand from our customers provide us with confidence in Elbit Systems’ long term strategy and future prospects.”

Third quarter 2021 results:

Revenues in the third quarter of 2021 were $1,363.6 million, as compared to $1,134.2 million in the third quarter of 2020. A major part of the growth was organic, in addition to the contribution of Sparton, which was acquired in the second quarter of 2021.

Non-GAAP(*) gross profit amounted to $370.7 million (27.2% of revenues) in the third quarter of 2021, as compared to $302.3 million (26.7% of revenues) in the third quarter of 2020. GAAP gross profit in the third quarter of 2021 was $363.2 million (26.6% of revenues), as compared to $237.4 million (20.9% of revenues) in the third quarter of 2020. The GAAP gross profit in the third quarter of 2020 was affected by non-cash expenses related to impairment of assets and inventory write-offs due to the impact of COVID-19, in the amount of approximately $60 million.

Research and development expenses, net were $101.5 million (7.4% of revenues) in the third quarter of 2021, as compared to $91.3 million (8.0% of revenues) in the third quarter of 2020.

* see page 4

Earnings Release

Marketing and selling expenses, net were $84.1 million (6.2% of revenues) in the third quarter of 2021, as compared to $71.6 million (6.3% of revenues) in the third quarter of 2020.

General and administrative expenses, net were $67.3 million (4.9% of revenues) in the third quarter of 2021, as compared to $51.0 million (4.5% of revenues) in the third quarter of 2020.

Non-GAAP(*) operating income was $123.0 million (9.0% of revenues) in the third quarter of 2021, as compared to $93.1 million (8.2% of revenues) in the third quarter of 2020. GAAP operating income in the third quarter of 2021 was $110.3 million (8.1% of revenues), as compared to $23.5 million (2.1% of revenues) in the third quarter of 2020.

Financial expenses, net were $13.5 million in the third quarter of 2021, as compared to $9.7 million in the third quarter of 2020.

Other income, net were $0.3 million in the third quarter of 2021, as compared to other income, net of $0.5 million in the third quarter of 2020.

Taxes on income were $8.3 million in the third quarter of 2021, as compared to $2.2 million in the third quarter of 2020.

Equity in net earnings of affiliated companies and partnerships was $3.0 million in the third quarter of 2021, as compared to $4.9 million in the third quarter of 2020.

Non-GAAP(*) net income attributable to the Company's shareholders in the third quarter of 2021 was $103.1 million (7.6% of revenues), as compared to $72.7 million (6.4% of revenues) in the third quarter of 2020. GAAP net income attributable to the Company's shareholders in the third quarter of 2021 was $91.9 million (6.7% of revenues), as compared to $17.0 million (1.5% of revenues) in the third quarter of 2020.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $2.33 for the third quarter of 2021, as compared to $1.64 for the third quarter of 2020. GAAP diluted earnings per share attributable to the Company's shareholders in the third quarter of 2021 were $2.08, as compared to $0.38 in the third quarter of 2020.

The Company’s backlog of orders as of September 30, 2021 totaled $13.6 billion, similar to the backlog as of June 30, 2021. Approximately 72% of the current backlog is attributable to orders from outside Israel. Approximately 40% of the backlog is scheduled to be performed during the remainder of 2021 and 2022.

Cash flows provided by operating activities in the nine months ended September 30, 2021 were $157.0 million, as compared to $106.7 million for the nine months ended September 30, 2020.

Issuance of Notes. On July 7, 2021, the Company raised an aggregate amount of NIS 1.9 billion (approximately $575 million) from the issuance of three trances of notes. In the third quarter of 2021 the Company entered into swap transactions to convert the series B notes in the amount of NIS 1.5 billion (approximately $457 million) to USD with a fixed annual interest rate of 1.92%.

* see page 4

Earnings Release

Impact of the COVID-19 Pandemic on the Company:

The Coronavirus disease 2019 (COVID-19) was declared a pandemic by the World Health Organization in March 2020. COVID-19 has had significant negative impacts on the worldwide economy, resulting in disruptions to supply chains and financial markets, significant travel restrictions, facility closures and shelter-in place orders in various locations. Elbit Systems is closely monitoring the evolution of the COVID-19 pandemic and its impacts on the Company’s employees, customers and suppliers, as well as on the global economy.

As we last reported on August 12, 2021, we have been taking a number of actions to protect the safety of our employees as well as maintain business continuity and secure our supply chain. We also reported on a number of activities where we are leveraging our technological capabilities to assist hospital staffs and other first responders protecting our communities from the impact of the pandemic. All of these actions remain ongoing.

We have implemented a series of cost control measures to help limit the financial impact of the pandemic on the Company, in parallel to the measures we are taking to maintain business continuity and deliveries to our customers. We also are working on efficiency initiatives with a number of our suppliers. We continue to evaluate our operations on an ongoing basis in order to adapt to the evolving business environment.

During 2020 and the first nine months of 2021 our defense activities, which account for most of our business, were not materially impacted by the pandemic, although some of our businesses experienced certain disruptions due to government directed safety measures, travel restrictions and supply chain delays.

We believe that as of September 30, 2021, Elbit Systems had a healthy balance sheet, adequate levels of cash and access to credit facilities that provide liquidity when necessary. We have given high priority to cash management and adequate cash reserves to run the business.

The extent of the impact of COVID-19 on the Company's performance depends on future developments including the duration and spread of the pandemic, the measures adopted by governments to limit the spread of the pandemic, including implementation of vaccinations, and resulting actions that may be taken by our customers and our supply chain, all of which contain uncertainties. As noted in our annual report on Form 20-F, the preparation of financial reports requires us to make judgments, assumptions and estimates that affect the amounts reported. For our financial results for the quarter ended September 30, 2021, we considered the economic impact of the COVID-19 pandemic on our critical and significant accounting estimates. The expected impact of the COVID-19 pandemic did not have a material effect on our judgments, assumptions and estimates reflected in the results. However, our future results may differ materially from our estimates. As events continue to evolve in connection with the COVID-19 pandemic, the estimates we use in future periods may change materially.

* see page 4

Earnings Release

* Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items including significant exchange rate differences, significant effects of retroactive tax legislation, changes in accounting guidance, financial transactions and other items not considered to be part of regular ongoing business, which, in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earnings Release
Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions, except for per share amounts)

	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020	Three Months Ended September 30, 2021	Three Months Ended September 30, 2020	Year Ended December 31, 2020
GAAP gross profit	$983.7	$807.3	$363.2	$237.4	$1,165.1
Adjustments:
Amortization of purchased intangible assets	19.8	17.5	7.5	5.5	22.7
Covid-19 related expenses and write-offs	—	56.0	—	56.0	56.0
Impairment of long-lived assets	—	3.4	—	3.4	3.4
Non-GAAP gross profit	$1,003.5	$884.2	$370.7	$302.3	$1,247.2
Percent of revenues	26.5%	26.9%	27.2%	26.7%	26.7%

GAAP operating income	$311.2	$221.1	$110.3	$23.5	$325.7
Adjustments:
Amortization of purchased intangible assets	34.3	30.2	12.7	9.6	39.4
Covid-19 related expenses and write-offs	—	56.6	—	56.6	56.6
Impairment of long-lived assets	—	3.4	—	3.4	3.4
Capital gains	(14.7)	(35.0)	—	—	(35.0)
Non-GAAP operating income	$330.8	$276.3	$123.0	$93.1	$390.1
Percent of revenues	8.7%	8.4%	9.0%	8.2%	8.4%

GAAP net income attributable to Elbit Systems’ shareholders	$266.2	$169.8	$91.9	$17.0	$237.7
Adjustments:
Amortization of purchased intangible assets	34.3	30.2	12.7	9.6	39.4
Covid-19 related expenses and write-offs	—	56.6	—	56.6	56.6
Capital gains	(24.9)	(35.0)	—	—	(35.0)
Impairment of investments and long-lived assets	—	7.8	—	3.4	7.9
Revaluation of investments measured under fair value method	(4.8)	(21.4)	(3.2)	(2.8)	(20.8)
Non-operating foreign exchange losses	3.4	5.6	3.4	(1.2)	33.4
Tax effect and other tax items, net	(1.5)	(0.2)	(1.7)	(9.9)	(0.7)
Non-GAAP net income attributable to Elbit Systems' shareholders	$272.7	$213.4	$103.1	$72.7	$318.5
Percent of revenues	7.2%	6.5%	7.6%	6.4%	6.8%

GAAP diluted net EPS	$6.01	$3.84	$2.08	$0.38	$5.38
Adjustments, net	0.15	0.99	0.25	1.26	1.82
Non-GAAP diluted net EPS	$6.16	$4.83	$2.33	$1.64	$7.20

Earnings Release

Recent Events:

On September 1, 2021, the Company announced that, after 20 years as Chief Financial Officer ("CFO") of the Company, and having held various managerial positions in Elbit Systems and its subsidiaries around the world for many years prior to that, Joseph Gaspar will become Senior Executive Vice President ("EVP") - Business Management. Dr. Kobi Kagan, currently serving as Deputy General Manager and Senior Vice President - Finance and Control of Elbit Systems Land, will replace Mr. Gaspar as EVP and CFO. The appointments will become effective as of April 1, 2022.

On September 13, 2021, the Company announced that it was awarded contracts, in an aggregate amount of approximately $56 million, to supply Anti-Submarine Warfare capabilities to the Navy of a country in Asia-Pacific. The contracts will be performed over a 12-month period. Under the contracts, Elbit Systems will provide the Seagull™ USVs (Unmanned Surface Vessels) configured to perform ASW missions and the Towed Reelable Active Passive Sonar (TRAPS) systems. The Seagull USVs will integrate Helicopter/Ship Long-Range Active Sonars (HELRAS) and will be equipped with the Company’s autonomous suite, Combat Management System and Satellite Communication capability.

On September 23, 2021, the Company announced, further to the Company’s announcement of October 22, 2020, that its U.S. subsidiary, Elbit Systems of America LLC, ("Elbit Systems of America"), was awarded a second production order in the amount of approximately $54 million to supply Enhanced Night Vision Goggle – Binocular systems, provide spare parts, logistics support and test equipment for the U.S. Army. The order will be executed in Roanoke, Virginia and will be supplied through February 2023. This order is part of an Other Transaction Authority contract that could reach a maximum amount of approximately $442 million.

On October 3, 2021, the Company announced that its subsidiaries, Beyeonics Surgical Ltd. (“Beyeonics Surgical”) and Beyeonics Vision Ltd. (“Beyeonics Vision”), concluded a financing round in an aggregate amount of $36 million. The financing round is comprised of an investment in Beyeonics Surgical and Beyeonics Vision in an aggregate amount of $26 million led by the Italian investment fund TechWald Holding and the Israeli investment fund Alive Israel HealthTech and with participation of the existing shareholders LR Group, XT Hi-Tech, Aurum Ventures and Mivtach Shamir; and a $10 million convertible loan to Beyeonics Vision by global surgical ophthalmic company BVI Medical. Following the investment, Elbit Systems is a minority shareholder in Beyeonics Surgical and Beyeonics Vision.

On October 6, 2021 the Company announced, that Elbit Systems of America, was awarded an Indefinite Delivery/Indefinite Quantity (“ID/IQ”) contract from the U.S. Army to provide Integrated Helmet And Display Sight Systems (“IHADSS”) equipment for the AH-64 Apache helicopter fleet. The contract, with a maximum potential value of up to approximately $76 million, will be performed over a five-year period. An initial delivery order of approximately $6 million has been issued under this ID/IQ contract, to be executed over a two-year period. The IHADSS parts will be delivered to the U.S. Army from Elbit Systems of America’s Fort Worth, Texas, engineering and manufacturing facility.

On October 21, 2021, the Company announced the signing of a definitive agreement for the sale of all ordinary shares held by its wholly-owned Israeli subsidiary, IMI Systems Ltd. (“IMI”), in IMI’s 84.98%-owned subsidiary, Ashot Ashkelon Industries Ltd. (TASE: ASHO) (“Ashot”) and all capital notes of Ashot held by IMI and Elbit Systems, to FIMI Opportunity Funds, for approximately $88 million in cash (approximately NIS 285 million). The transaction is conditioned on various closing terms, including receipt of certain regulatory approvals.

On November 8, 2021, the Company announced that Affinity Flying Training Services Ltd. (“Affinity”), its UK joint venture with Kellog, Brown and Root Ltd. (NYSE: KBR) (“KBR”), was awarded an approximately $88 million (approximately £65 million) contract from the UK Ministry of Defence for the operation of four additional Texan T-6C aircraft for the UK Military Flying Training System program. The contract will be performed over a 12-year period. Elbit Systems and KBR each hold a 50% share in Affinity and will evenly benefit from the contract.

Earnings Release

On November 9, 2021, the Company announced that its subsidiary, Elbit Systems UK Ltd., was awarded a contract valued at approximately $100 million (approximately £73 million) by Babcock International Group Plc. (LSE: BAB), to provide the Royal Navy with new Electronic Warfare capabilities under Increment 1 of the Maritime Electronic Warfare System Integrated Capability (MEWSIC) Program. The contract will be performed over a period of 13 years and will include in-service support.

On November 11, 2021, the Company announced that it was awarded contracts in an aggregate amount of approximately $74 million from the Defense Acquisition Program Administration of the Ministry of National Defense of the Republic of South Korea, to supply a range of airborne munitions as part of the Precision Fires Program of the Republic of Korea Air Force. The contracts will be performed over a five-year period.

On November 15, 2021, the Company announced that it was awarded a contract valued at approximately $106 million to supply SIGMA fully automatic self-propelled howitzer gun systems to a country in Asia-Pacific. The contract will be fulfilled over a five-year period.

Dividend:

The Board of Directors declared a dividend of $0.46 per share for the third quarter of 2021. The dividend’s record date is December 20, 2021. The dividend will be paid on January 3, 2022, net of taxes.

Conference Call:

The Company will be hosting a conference call on Tuesday, November 23, 2021 at 9:00 a.m. Eastern Time. On the call, the Company’s management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-866-744-5399
CANADA Dial-in Number: 1-866-485-2399
ISRAEL Dial-in Number: 03-918-0644
INTERNATIONAL Dial-in Number: +972-3-918-0644

at 9:00am Eastern Time; 6:00am Pacific Time; 4:00pm Israel Time

The conference call will also be broadcast live on Elbit Systems’ website at https://www.elbitsystems.com/investor-relations/. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1-888-782-4291 (US and Canada) or +972-3-925-5900 (Israel and International).

Earnings Release

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-77-2946663
j.gaspar@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

David Vaaknin, VP, Head of Corporate Communications
Tel: +972-77-2946691
david.vaaknin@elbitsystems.com
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release.

Earnings Release
Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.
(FINANCIAL TABLES TO FOLLOW)

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands US Dollar)

	As of September 30, 2021 (Unaudited)	As of December 31, 2020 (Audited)
Assets
Cash and cash equivalents	$203,139	$278,794
Short-term bank deposits	1,437	1,524
Trade and unbilled receivables and contract assets, net	2,805,137	2,519,562
Other receivables and prepaid expenses	284,947	156,330
Inventories, net	1,644,228	1,316,688
Total current assets	4,938,888	4,272,898

Investments in affiliated companies, partnerships and other companies	182,019	184,338
Long-term trade and unbilled receivables and contract assets	287,778	312,097
Long-term bank deposits and other receivables	67,995	69,269
Deferred income taxes, net	91,432	118,513
Severance pay fund	292,631	293,716
Total	921,855	977,933

Operating lease right of use assets	412,774	423,088
Property, plant and equipment, net	848,952	786,972
Goodwill and other intangible assets, net	2,041,613	1,597,006
Total assets	$9,164,082	$8,057,897

Liabilities and Equity
Short-term bank credit and loans	$139,330	$312,993
Current maturities of long-term loans and Series B, C and D Notes	76,529	17,972
Operating lease liability	70,865	65,520
Trade payables	1,091,839	1,007,237
Other payables and accrued expenses	1,190,789	1,218,273
Contract liabilities	1,341,278	1,000,159
Total	3,910,630	3,622,154

Long-term loans, net of current maturities	379,677	408,820
Series B,C and D Notes, net of current maturities	512,502	—
Employee benefit liabilities	905,031	914,364
Deferred income taxes and tax liabilities, net	161,014	132,442
Contract liabilities	238,725	169,073
Operating lease liability	376,727	397,936
Other long-term liabilities	185,080	181,741
Total	2,758,756	2,204,376

Elbit Systems Ltd.'s equity	2,481,485	2,218,154
Non-controlling interests	13,211	13,213
Total equity	2,494,696	2,231,367
Total liabilities and equity	$9,164,082	$8,057,897

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Nine Months Ended September 30, 2021 (Unaudited)	Nine Months Ended September 30, 2020 (Unaudited)	Three Months Ended September 30, 2021 (Unaudited)	Three Months Ended September 30, 2020 (Unaudited)	Year Ended December 31, 2020 (Audited)

Revenues	$3,784,248	$3,284,840	$1,363,596	$1,134,169	$4,662,572
Cost of revenues	2,800,549	2,477,567	1,000,439	896,780	3,497,465
Gross profit	983,699	807,273	363,157	237,389	1,165,107

Operating expenses:
Research and development, net	281,136	250,683	101,467	91,282	359,745
Marketing and selling, net	210,997	209,477	84,140	71,557	290,703
General and administrative, net	194,989	161,015	67,285	51,020	223,935
Other operating income, net	(14,660)	(34,963)	—	—	(34,963)
Total operating expenses	672,462	586,212	252,892	213,859	839,420
Operating income	311,237	221,061	110,265	23,530	325,687

Financial expenses, net	(20,779)	(38,745)	(13,484)	(9,673)	(71,270)
Other income (expense), net	(4,341)	14,740	324	525	7,408
Income before income taxes	286,117	197,056	97,105	14,382	261,825
Taxes on income	(39,212)	(34,565)	(8,319)	(2,215)	(36,443)
Income after income taxes	246,905	162,491	88,786	12,167	225,382
Equity in net earnings (losses) of affiliated companies and partnerships	19,476	7,579	2,985	4,880	12,604
Net income	$266,381	$170,070	$91,771	$17,047	$237,986

Less: net income attributable to non-controlling interests	(217)	(235)	135	(73)	(328)
Net income attributable to Elbit Systems Ltd.'s shareholders	$266,164	$169,835	$91,906	$16,974	$237,658

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$6.02	$3.84	$2.08	$0.38	$5.38
Diluted net earnings per share	$6.01	$3.84	$2.08	$0.38	$5.38

Weighted average number of shares used in computation of (in thousands):
Basic earnings per share	44,201	44,198	44,206	44,198	44,198
Diluted earnings per share	44,253	44,220	44,270	44,221	44,215

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Nine Months Ended September 30, 2021 (Unaudited)	Nine Months Ended September 30, 2020 (Unaudited)	Year ended December 31, 2020 (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$266,381	$170,070	$237,986
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	112,476	109,040	144,420
Write-off impairment	—	7,771	7,932
Stock-based compensation	3,614	3,064	4,086
Amortization of Series A, B, C and D Notes related issuance costs, net	217	(46)	(46)
Deferred income taxes and reserve, net	15,757	(12,773)	(5,345)
Gain on sale of property, plant and equipment	(14,602)	(32,180)	(34,926)
Gain on sale of investment, remeasurement of investment held under fair value method	(3,925)	(23,652)	(23,572)
Equity in net earnings of affiliated companies and partnerships, net of dividends received(*)	(4,187)	(5,862)	(7,853)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade and unbilled receivables and prepaid expenses	(375,093)	(242,994)	(508,057)
Increase in inventories, net	(289,214)	(78,874)	(69,762)
Increase (decrease) in trade payables and other payables and accrued expenses	42,723	(13,739)	143,847
Severance, pension and termination indemnities, net	2,039	(3,874)	31,394
Increase in contract liabilities	400,802	230,757	358,730
Net cash provided by operating activities	156,988	106,708	278,834

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(115,873)	(92,945)	(132,210)
Acquisitions of subsidiaries and business operations	(383,006)	—	218
Deferred payment on acquisition	(60,560)	—	—
Investments in affiliated companies and other companies, net	(342)	(12,316)	(8,212)
Proceeds from sale of property, plant and equipment	19,476	71,918	71,933
Proceeds from sale of investments	16,177	44,200	44,200
Proceeds from sale of long-term deposits, net	192	(161)	221
Investment in short-term deposits, net	(435)	(600)	(683)
Proceeds from sale of short-term deposits	6,334	1,663	1,666
Net cash provided by (used in) investing activities	(518,037)	11,759	(22,867)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares	2	—	—
Repayment of long-term bank loans	(513,292)	(205,923)	(370,367)
Proceeds from long-term bank loans	476,273	201,551	201,551
Issuance of Series B,C and D Notes	575,249	—	—
Repayment of Series A Notes	—	(55,532)	(55,532)
Dividends paid	(79,175)	(74,308)	(78,194)
Change in short-term bank credit and loans, net	(173,663)	81,836	104,309
Net cash provided by (used in) financing activities	285,394	(52,376)	(198,233)

Net increase (decrease) in cash and cash equivalents	(75,655)	66,091	57,734
Cash and cash equivalents at the beginning of the year	278,794	221,060	221,060
Cash and cash equivalents at the end of the year	$203,139	$287,151	$278,794

* Dividend received from affiliated companies and partnerships	$15,289	$6,117	$9,151

Earnings Release
ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES
(In millions of US Dollars)

Consolidated Revenues by Areas of Operation:

	Nine Months Ended September 30, 2021	%	Nine Months Ended September 30, 2020	%	Three Months Ended September 30, 2021	%	Three Months Ended September 30, 2020	%
Airborne systems	1,437.6	38.0	1,170.0	35.7	509.6	37.3	393.0	34.7
Land systems	901.6	23.8	916.8	27.9	317.3	23.3	323.9	28.6
C4ISR systems	970.6	25.6	759.6	23.1	368.3	27.0	280.3	24.7
Electro-optic systems	335.0	8.9	359.5	10.9	132.1	9.7	108.2	9.5
Other (mainly non-defense engineering and production services)	139.4	3.7	78.9	2.4	36.3	2.7	28.7	2.5
Total	3,784.2	100.0	3,284.8	100.0	1,363.6	100.0	1,134.1	100.0

Consolidated Revenues by Geographical Regions:

	Nine Months Ended September 30, 2021	%	Nine Months Ended September 30, 2020	%	Three Months Ended September 30, 2021	%	Three Months Ended September 30, 2020	%
Israel	797.2	21.1	796.7	24.3	244.3	17.9	284.8	25.1
North America	1,207.3	31.9	1,077.1	32.8	413.6	30.3	343.8	30.3
Europe	630.6	16.7	557.1	17.0	237.0	17.4	209.5	18.5
Asia-Pacific	990.3	26.2	683.8	20.8	417.7	30.6	252.6	22.3
Latin America	92.4	2.4	99.5	3.0	29.6	2.2	25.5	2.2
Other countries	66.4	1.7	70.6	2.1	21.4	1.6	17.9	1.6
Total	3,784.2	100.0	3,284.8	100.0	1,363.6	100.0	1,134.1	100.0